Fiscal 2018 Fourth Quarter and Full Year Ended 31 March 2018

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 22 May 2018, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	1

GROUP RESULTS

James Hardie Industries plc
Results for the 4th Quarter and Full Year Ended 31 March

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change %	FY18	FY17	Change %
Net sales	$525.9	$494.3	6	$2,054.5	$1,921.6	7
Cost of goods sold	(334.8)	(333.5)	—	(1,324.3)	(1,246.9)	(6)
Gross profit	191.1	160.8	19	730.2	674.7	8

Selling, general and administrative expenses	(85.1)	(75.9)	(12)	(311.3)	(291.6)	(7)
Research and development expenses	(8.9)	(8.1)	(10)	(33.3)	(30.3)	(10)
Asbestos adjustments	(192.9)	1.4		(156.4)	40.4
EBIT	(95.8)	78.2		229.2	393.2	(42)

Net interest expense	(7.9)	(7.2)	(10)	(29.5)	(27.5)	(7)
Loss on early debt extinguishment[1]	—	—		(26.1)	—
Other income	0.5	0.1		0.7	1.3	(46)
Operating (loss) profit before income taxes	(103.2)	71.1		174.3	367.0	(53)
Income tax benefit (expense)	45.6	(26.6)		(28.2)	(90.5)	69
Net operating (loss) profit	$(57.6)	$44.5		$146.1	$276.5	(47)

Earnings per share - basic (US cents)	(13)	10		33	62
Earnings per share - diluted (US cents)	(13)	10		33	62

Volume (mmsf)	715.7	704.5	2	2,767.5	2,702.6	2

1 In December 2017, we redeemed our 5.875% senior notes due 2023 and recorded a loss on early debt extinguishment in connection with this redemption. Readers are referred to Note 9 of our 31 March 2018 consolidated financial statements for further information related to long-term debt.

Net sales for the quarter and full year increased 6% and 7%, respectively, from the prior corresponding periods to US$525.9 million and US$2,054.5 million, respectively. For both periods, net sales were favorably impacted by a higher average net sales price and higher sales volumes in the North America Fiber Cement segment, as well as higher sales volumes in the International Fiber Cement segment.

Gross profit of US$191.1 million for the quarter and US$730.2 million for the full year increased 19% and 8%, respectively, when compared to the prior corresponding periods. Gross profit margin of 36.3% for the quarter and 35.5% for the full year increased 3.8 percentage points and 0.4 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) of US$85.1 million for the quarter and US$311.3 million for the full year increased 12% and 7%, respectively, when compared to the prior corresponding periods. For the quarter, the increase is primarily driven by acquisition costs and higher stock compensation expense. For the full year, the increase is primarily driven by acquisition costs and higher labor costs. Acquisition costs relate to our previously announced acquisition of Fermacell and its subsidiaries.

Research and development (“R&D”) expenses for the quarter and full year increased 10% when compared to the prior corresponding periods, primarily due to an increase in R&D spend for the Other Businesses segment, as well as an increase in the overall number of projects undertaken by the R&D team.

Asbestos adjustments for the quarter and full year primarily reflects the unfavorable movement in the actuarial adjustment of US$195.8 million recorded at year end in line with KPMGA's actuarial report.

Other income for the quarter and full year reflects the gains and losses on interest rate swaps.

Net operating (loss) profit for the quarter moved to a loss compared to the prior corresponding period, primarily driven by the unfavorable movement in asbestos adjustments and acquisition costs, partially offset by an income tax benefit and the favorable underlying performance of the operating business units.

Net operating profit for the full year decreased compared to the prior corresponding period, primarily driven by the unfavorable movement in asbestos adjustments, the loss on early debt extinguishment and acquisition costs, partially offset by lower income tax expense and the favorable underlying performance of the operating business units.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	2

OPERATING RESULTS - SEGMENT

North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change	FY18	FY17	Change
Volume (mmsf)	586.8	578.6	1%	2,238.8	2,215.4	1%
Average net sales price per unit (per msf)	US$692	US$662	5%	US$698	US$665	5%

Net sales	410.1	387.7	6%	1,578.1	1,493.4	6%
Gross profit			23%			8%
Gross margin (%)			5.2 pts			0.6 pts
EBIT	103.4	76.1	36%	381.9	343.9	11%
EBIT margin (%)	25.2	19.6	5.6 pts	24.2	23.0	1.2 pts

Net sales for the quarter and full year were favorably impacted by a higher average net sales price and slightly higher volumes. The increase in average net sales price primarily reflects the annual change in our strategic pricing effective April 2017, as well as a favorable product mix. Additionally, the marginal growth in volume for the quarter and the full year, compared to the prior corresponding periods, was due to dampened demand driven by our capacity constraints in the prior fiscal year and first half of fiscal year 2018, as well as the discontinuation of an interior product line. Our exterior volume trend continues to improve and grew in line with our market index in the current quarter.

We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the period ended 31 March 2018, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 193,900, or 7% above the prior corresponding period. For the full year ended 31 March 2018, single family housing starts were 861,400, or 9% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that this data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and full year can be attributed to the following components:

For the Three Months Ended 31 March 2018:
Higher average net sales price	2.1	pts
Lower start up costs	0.9	pts
Lower production costs	2.2	pts
Total percentage point change in gross margin	5.2	pts

For the Full Year Ended 31 March 2018:
Higher average net sales price	2.9	pts
Lower start up costs	0.2	pts
Higher production costs	(2.5	pts)
Total percentage point change in gross margin	0.6	pts

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	3

OPERATING RESULTS - SEGMENT

Gross margin for the quarter increased 5.2 percentage points compared to the prior corresponding period, primarily due to lower production costs, higher average net sales price and lower start up costs. The lower production costs compared to the prior corresponding period were primarily driven by favorable plant performance and lower freight costs, partially offset by higher input costs. Lower freight costs were driven by efficiencies in freight management as we were capacity constrained in the prior corresponding quarter, partially offset by higher market prices in the current quarter.

Gross margin for the full year increased 0.6 percentage points compared to the prior corresponding period, primarily driven by higher average net sales price, partially offset by higher production costs. The higher production costs for the full year were primarily driven by higher freight costs and higher input costs. While production costs were favorable for the second half of fiscal year 2018 as compared to the prior corresponding period, this favorability was more than offset by the unfavorable performance during the first half of fiscal year 2018. The higher production costs in the first half of fiscal year 2018 were driven by elevated spending in freight, labor and raw materials, as well as production inefficiencies across the manufacturing network.

EBIT for the quarter and full year increased 36% and 11%, respectively, compared to the prior corresponding periods, primarily driven by a 23% and 8% increase in gross profit, respectively.

EBIT margin for the quarter and full year increased 5.6 percentage points and 1.2 percentage points to 25.2% and 24.2%, respectively, when compared to the prior corresponding periods, driven primarily by the increase in gross margin as described above. In addition, as a percentage of sales, SG&A expenses decreased 0.4 percentage points and 0.6 percentage points for the quarter and full year, respectively, when compared to the prior corresponding periods.

International Fiber Cement Segment

The International Fiber Cement Segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

Operating results for the International Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change	FY18	FY17	Change
Volume (mmsf)	128.9	125.9	2%	528.7	487.2	9%
Average net sales price per unit (per msf)	US$773	US$757	2%	US$774	US$775	—%

Net sales	112.5	102.8	9%	461.7	411.8	12%
Gross profit			7%			12%
Gross margin (%)			(0.7 pts)			(0.2 pts)
EBIT	26.0	23.6	10%	108.4	95.1	14%
EBIT margin (%)	23.1	23.0	0.1 pts	23.5	23.1	0.4 pts

Volume for the quarter and full year increased 2% and 9%, respectively, compared to the prior corresponding periods. Volume for the quarter was primarily driven by volume growth in our Australian business, partially offset by a decrease in volume in Europe. Volume growth for the full year was primarily driven by strong growth in our Australian and Philippines businesses.

Net sales for the quarter and full year increased 9% and 12%, respectively, compared to the prior corresponding periods, primarily due to higher volume. Additionally, net sales for the quarter was also impacted by higher average

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	4

OPERATING RESULTS - SEGMENT

net sales price in US dollars. The higher average net sales price was primarily driven by strategic pricing strategies and favorable product mix.

Gross profit for the quarter and full year increased 7% and 12%, respectively, compared to the prior corresponding periods. The increase for the quarter and full year was primarily driven by strong volume growth and higher average net sales price in our Australian business, partially offset by higher production costs in New Zealand. The higher production costs in New Zealand were primarily driven by unfavorable plant performance and higher input costs.

The change in gross margin for the quarter and full year can be attributed to the following components:

For the Three Months Ended 31 March 2018:
Higher average net sales price	1.2	pts
Higher production costs	(1.9 pts)
Total percentage point change in gross margin	(0.7 pts)

For the Full Year Ended 31 March 2018:
Lower average net sales price	(0.1 pts)
Higher production costs	(0.1 pts)
Total percentage point change in gross margin	(0.2	) pts

EBIT for the quarter and full year increased 10% and 14%, respectively, when compared to the prior corresponding periods, to US$26.0 million and US$108.4 million, respectively, due to the increase in gross profit described above, partially offset by higher SG&A expenses. The increase in SG&A expenses for the quarter and full year was primarily driven by an increase in labor related costs; however, as a percentage of sales, SG&A expense decreased 1.1 percentage points and 0.7 percentage points for the quarter and full year, respectively, when compared to the prior corresponding periods.

Country Analysis

Australia Fiber Cement

Net sales for the quarter and full year increased primarily due to a higher average net sales price and an increase in volume. The key driver of volume growth was continued market penetration, as we gained market share during the year.

EBIT for the quarter and full year increased 32% and 26%, respectively, when compared to the prior corresponding periods. The increase in EBIT is primarily driven by improved gross profit due to higher net sales, partially offset by higher SG&A expenses primarily from labor related costs.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Australian business’ sales volume, were 28,181 for the quarter, an increase of 6%, when compared to the prior corresponding quarter. For the full year, approvals for detached houses were 119,339, an increase of 2% compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which increased 6% for the three months ended 31 March 2018 when compared to the prior corresponding period. For the full year ended 31 March 2018, the alterations and additions market increased 6% compared to the prior corresponding period.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	5

OPERATING RESULTS - SEGMENT

New Zealand Fiber Cement

Net sales for the quarter decreased from the prior corresponding period, primarily driven by lower sales volumes. Net sales for the full year increased from the prior corresponding period, primarily driven by higher sales volumes from addressable markets and favorable product mix.

EBIT for the quarter and full year decreased compared to the prior corresponding periods, primarily driven by unfavorable plant performance, higher employment costs and higher freight costs.

Philippines Fiber Cement

Volume for the quarter and full year increased 9% and 19%, respectively, when compared to the prior corresponding periods, primarily as a result of our tactical pricing strategies in the current year, as well as lower volumes in the prior corresponding period due to the penetration of competitor imports within the Philippines market. EBIT for the quarter and full year was higher compared to the prior corresponding periods, driven by strong volume growth and lower production costs, partially offset by the impact of unfavorable foreign exchange rates on our US$ reported sales and a lower average net sales price due to tactical pricing strategies.

Europe Fiber Cement

Net sales for the quarter and the full year decreased from the prior corresponding periods, primarily driven by lower volume in certain regions and lower average net sales price due to unfavorable product mix. EBIT for the quarter and full year decreased when compared to the prior corresponding period, primarily driven by lower net sales and the impact of unfavorable foreign exchange rates.

Other Businesses Segment

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change	FY18	FY17	Change
Net sales	3.3	3.8	(13%)	14.7	16.4	(10%)
Gross profit			NM			NM
Gross profit margin (%)			(23.6 pts)			(12.6 pts)
EBIT	(2.8)	(2.0)	(40%)	(8.6)	(6.7)	(28%)

We continue to invest in business development opportunities aligned with our long term strategy and continue to incur losses in our Other Businesses segment. EBIT loss for the quarter increased 40% to a loss of US$2.8 million, when compared to the prior corresponding period. EBIT loss for the full year increased 28% to a loss of US$8.6 million. We continue to invest in future growth through our commitment to building quality manufacturing, product development capabilities and organizational capability.

Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	6

OPERATING RESULTS - SEGMENT

The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change %	FY18	FY17	Change %
Segment R&D expenses	$(6.8)	$(6.1)	(11)	$(25.4)	$(22.6)	(12)
Segment R&D SG&A expenses	(0.5)	(1.1)	55	(2.4)	(2.9)	17
Total R&D EBIT	$(7.3)	$(7.2)	(1)	$(27.8)	$(25.5)	(9)

The increase in segment R&D expenses for the quarter and full year are a result of increased R&D spend for the Other Businesses segment, as well as, an increase in the number of core R&D projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$2.1 million for the quarter and US$7.9 million for the full year, compared to US$2.0 million and US$7.7 million for the prior corresponding periods.

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change %	FY18	FY17	Change %
General Corporate SG&A expenses	$(16.3)	$(13.4)	(22)	$(56.4)	$(52.5)	(7)
Fermacell acquisition costs[1]	(5.3)	—		(10.0)	—
Asbestos:
Asbestos adjustments	(192.9)	1.4		(156.4)	40.4
AICF SG&A expenses[2]	(0.6)	(0.3)		(1.9)	(1.5)	(27)
General Corporate EBIT	$(215.1)	$(12.3)		$(224.7)	$(13.6)

[1]Relates to professional, legal and other fees incurred in conjunction with the acquisition of Fermacell and its subsidiaries.

[2]Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF.

For the quarter, General Corporate SG&A expenses increased US$2.9 million, primarily due to higher stock compensation expenses.

For the full year, General Corporate SG&A expenses increased US$3.9 million, primarily due to foreign exchange gains in the prior year not occurring in the current year, as well as, higher stock compensation expenses, partially offset by a US$3.4 million gain on the sale of a storage building located near our Fontana facility.

Additionally, as part of our acquisition of Fermacell announced in the second quarter of fiscal year 2018, we have incurred acquisition costs of US$5.3 million and US$10.0 million for the quarter and full year, respectively. Readers are referred to Note 19 of our 31 March 2018 consolidated financial statements for further information related to the Fermacell acquisition.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	7

OPERATING RESULTS - SEGMENT

Asbestos adjustments for both periods primarily reflect the unfavorable actuarial adjustment recorded at year end in line with KPMGA's actuarial report, as well as, the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

FY18		FY17
31 March 2017	0.7644	31 March 2016	0.7657
31 March 2018	0.7681	31 March 2017	0.7644
Change ($)	0.0037	Change ($)	(0.0013)
Change (%)	—	Change (%)	—
For fiscal years 2018 and 2017, the asbestos adjustments recorded by the Company were made up of the following components:

	Full Year ended 31 March
US$ Millions	FY18	FY17
(Increase) decrease in actuarial estimate	$(151.4)	$38.6
Effect of foreign exchange rate movements	(3.9)	1.8
Asbestos research and education contribution	(1.1)	—
Asbestos adjustments	$(156.4)	$40.4
Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries increased to A$1.443 billion at 31 March 2018 from A$1.386 billion at 31 March 2017. The change in the undiscounted and uninflated central estimate of A$57.0 million or 4% is primarily due to an increase in the projected number of mesothelioma claims, partially offset by the reduction in average claim size. In addition, the estimate was further offset by the AFFA amendment in December 2017 which removed the allowance previously included in the Asbestos Liability for legislation in Victoria enacted in the prior year which allowed compensation for gratuitous services costs.
During fiscal year 2018, mesothelioma claims reporting activity was above actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred in the period 2014/2015 to 2016/2017. However, as claim numbers continue to be elevated, KPMGA has formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. Additionally, KPMGA has revised its modeling approach for mesothelioma claims to consider the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 18% on a discounted basis.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	8

OPERATING RESULTS - SEGMENT

Asbestos gross cashflow expenditures of A$139.7 million for fiscal year 2018 were lower than the actuarial expectation of A$154.9 million, primarily as a result of favorable average claim settlement sizes of non-large mesothelioma claims, together with lower than expected expenditures on large claims in the year.
Readers are referred to Notes 2 and 11 of our 31 March 2018 consolidated financial statements for further information on asbestos adjustments.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	9

OPERATING RESULTS - OTHER

EBIT
The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change %	FY18	FY17	Change %
North America Fiber Cement	$103.4	$76.1	36	$381.9	$343.9	11
International Fiber Cement	26.0	23.6	10	108.4	95.1	14
Other Businesses	(2.8)	(2.0)	(40)	(8.6)	(6.7)	(28)
Research and Development	(7.3)	(7.2)	(1)	(27.8)	(25.5)	(9)
General Corporate[1]	(16.3)	(13.4)	(22)	(56.4)	(52.5)	(7)
Adjusted EBIT	103.0	77.1	34	397.5	354.3	12
Asbestos:
Asbestos adjustments	(192.9)	1.4		(156.4)	40.4
AICF SG&A expenses	(0.6)	(0.3)		(1.9)	(1.5)	(27)
Fermacell acquisition costs	(5.3)	—		(10.0)	—
EBIT	$(95.8)	$78.2		$229.2	$393.2	(42)

[1] Excludes Asbestos-related expenses and adjustments and Fermacell acquisition costs

Net Interest Expense

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change %	FY18	FY17	Change %
Gross interest expense	$(11.2)	$(7.5)	(49)	$(37.7)	$(28.9)	(30)
Capitalized interest	1.7	0.4		4.8	2.0
Interest income	0.7	0.2		1.5	0.5
Net AICF interest income (expense)	0.9	(0.3)		1.9	(1.1)
Net interest expense	$(7.9)	$(7.2)	(10)	$(29.5)	$(27.5)	(7)

Gross interest expense for the quarter and full year increased US$3.7 million and US$8.8 million, respectively, when compared to the prior corresponding periods, primarily due to the higher outstanding balance of our senior unsecured notes. Net AICF interest income for the quarter and full year was US$0.9 million and US$1.9 million, respectively, primarily due to interest income on deposits and a decrease in the balance of AICF's borrowings under its loan facility with New South Wales Government.

Other Income

Other income for the quarter and full year increased US$0.4 million and decreased US$0.6 million, respectively, to US$0.5 million and US$0.7 million, respectively, compared to the prior corresponding periods. The movements in other income are primarily driven by the valuation of our interest rate swaps.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	10

OPERATING RESULTS - OTHER

Income Tax

	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	FY18	FY17
Income tax benefit (expense) (US$ Millions)	45.6	(26.6)	(28.2)	(90.5)
Effective tax rate (%)	44.2	37.4	16.2	24.7

Adjusted income tax expense[1] (US$ Millions)	(13.6)	(15.7)	(75.5)	(80.6)
Adjusted effective tax rate[1] (%)	14.4	22.3	20.6	24.5

[1]Adjusted income tax expense represents income tax on net operating profit excluding asbestos, loss on early debt extinguishment, Fermacell acquisition costs and other tax adjustments

Total income tax benefit for the quarter increased US$72.2 million and income tax expense for the full year decreased US$62.3 million, respectively, when compared to the prior corresponding periods. The increase in income tax benefit for the quarter and the decrease in income tax expense for the full year was primarily driven by the increase in the asbestos liability.

Total Adjusted income tax expense for the quarter and full year decreased US$2.1 million and US$5.1 million, respectively, when compared to the prior corresponding periods. The decrease for the quarter and full year was driven by the US amortization of certain intangible assets arising from an internal restructure undertaken during the quarter, partially offset by an increase in income.

US Tax Cuts and Jobs Act

As a result of the enactment of the US Tax Cuts and Jobs Act in December 2017, we recorded a provisional charge to income tax expense of an estimated US$4.2 million resulting from deemed repatriated earnings of certain subsidiaries and the revaluation of our US-based net deferred tax liability.

The impact of changes in US tax legislation on our future earnings is uncertain as it is subject to the potential effect of certain complex provisions, and the issuance of regulatory guidance or clarifications that may be issued in the future in respect of these provisions, including the base erosion and anti-abuse tax, global intangible low-taxed income, foreign derived intangible income and others, which we are currently reviewing. These provisions will be in effect for us beginning fiscal year 2019, and it is possible that any impact of these provisions could materially reduce the benefit of the reduction in the US federal corporate income tax rate. Due to the uncertain practical and technical application of many of these provisions, it is currently not possible to reliably estimate whether these provisions will apply and if so, how it will impact us.

Readers are referred to Note 14 of our 31 March 2018 consolidated financial statements for further information related to income tax.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	11

OPERATING RESULTS - OTHER

Net Operating Profit

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change %	FY18	FY17	Change %
EBIT	$(95.8)	$78.2		$229.2	$393.2	(42)

Net interest expense	(7.9)	(7.2)	(10)	(29.5)	(27.5)	(7)
Loss on early debt extinguishment[1]	—	—		(26.1)	—
Other income	0.5	0.1		0.7	1.3	(46)
Income tax benefit (expense)	45.6	(26.6)		(28.2)	(90.5)	69
Net operating (loss) profit	(57.6)	44.5		146.1	276.5	(47)

Excluding:
Asbestos:
Asbestos adjustments	192.9	(1.4)		156.4	(40.4)
AICF SG&A expenses	0.6	0.3		1.9	1.5	27
AICF interest (income) expense, net	(0.9)	0.3		(1.9)	1.1
Loss on early debt extinguishment[1]	—	—		26.1	—
Fermacell acquisition costs	5.3	—		10.0	—
Tax adjustments[2]	(59.2)	10.9		(47.3)	9.9
Adjusted net operating profit	81.1	54.6	49	291.3	248.6	17

Adjusted diluted earnings per share (US cents)	18	12		66	56

1 In December 2017, we redeemed our 5.875% senior notes due 2023 and recorded a loss on early debt extinguishment in connection with this redemption. Readers are referred to Note 9 of our 31 March 2018 consolidated financial statements for further information related to long-term debt.

[2] Includes tax adjustments related to Asbestos, loss on early debt extinguishment and other tax adjustments

Adjusted net operating profit of US$81.1 million for the quarter increased US$26.5 million, or 49%, compared to the prior corresponding period. The increase was primarily due to the underlying performance of the operating business units, as reflected in the US$25.9 million increase in Adjusted EBIT, and a lower Adjusted effective tax rate.

Adjusted net operating profit of US$291.3 million for the full year increased US$42.7 million, or 17%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units, as reflected in the US$43.2 million increase in Adjusted EBIT and a lower Adjusted effective tax rate.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	12

OTHER INFORMATION

Cash Flow
Operating Activities
Cash provided by operating activities increased US$2.9 million to US$295.0 million. The modest increase in cash provided by operating activities was in-line with the modest increase in net income adjusted for non-cash items. The cash impact from movements in operating assets and liabilities was minimal and reflects the normal course of business.The most notable impact to operating cash flow was an unfavorable movement from the increase in our inventory balance as we built inventory ahead of the North America build season, as compared to the prior corresponding period when we were capacity constrained and inventory balances were lower.
Investing Activities
Cash used in investing activities increased US$91.6 million to US$200.6 million. The change in net cash used in investing activities was primarily driven by an increase in the purchase of property, plant and equipment of US$101.8 million compared to the prior corresponding period, primarily related to the greenfield expansion project on land adjacent to our Tacoma facility. This was partially offset by US$7.9 million in proceeds from the sale of a storage building near our Fontana facility.
Financing Activities
Cash provided by financing activities increased US$325.2 million to US$112.5 million. The increase in cash provided by financing activities was driven by the net proceeds from our senior unsecured notes in the current year of US$400.0 million, partially offset by the associated call redemption premium and debt issuance costs of US$35.2 million, as well as, net repayments of credit facilities of US$75.0 million. This was further offset by the repurchase of shares of common stock of US$99.8 million in the prior year, compared to nil in the current year.

Capacity Expansion

We continually evaluate the capacity required to service the North American housing market to ensure we meet demand and achieve our market penetration objectives. During the current fiscal year we:

•	Completed the start-up of the 3rd sheet machine at our Plant City facility, as well as recommissioned and completed the start-up of a 4th sheet machine at that facility;

•	Commissioned our Summerville facility which continues to start-up as planned; and

•
Started and nearly completed the construction of a greenfield expansion project on land adjacent to our existing Tacoma facility, which is expected to be commissioned in the first half of fiscal year 2019; and

•
Continued the planning of our Prattville, Alabama facility, which is expected to be commissioned in the first half of fiscal year 2020. Additionally, today we announced that this greenfield expansion project will add an additional 600 mmsf to our manufacturing capacity at an estimated total cost of US$240.0 million.

In our International Fiber Cement segment, we are adding additional capacity in the Philippines with an estimated total cost of US$18.0 million, which is expected to be completed in the first quarter of fiscal year 2019. Additionally, we began the planning and design of a brownfield expansion project at our existing Carole Park facility in Australia with an estimated total cost of A$28.5 million. The new brownfield expansion project is expected to be commissioned by the first quarter of fiscal year 2021.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	13

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased from US$78.9 million at 31 March 2017 to US$281.6 million at 31 March 2018.

At 31 March 2018, we held three forms of debt: an unsecured revolving credit facility; a 364-day term loan facility; and senior unsecured notes. The effective weighted average interest rate on our total debt was 4.7% and 4.8% at 31 March 2018 and 31 March 2017, respectively. The weighted average term of all debt, including undrawn facilities, was 6.9 years and 4.7 years at 31 March 2018 and 31 March 2017, respectively.

At 31 March 2018, we had US$500.0 million available in an unsecured revolving credit facility. At 31 March 2018, a total of US$100.0 million was drawn from the unsecured revolving facility, compared to US$175.0 million at 31 March 2017. The unsecured revolving credit facility's expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

In December 2017, we entered into a 364-day term loan facility available in either Euro or US dollars with a maximum of €525.0 million (US$646.4 million based on the exchange rate at 31 March 2018) if drawn in Euro or US$630 million if drawn in US dollars. At 31 March 2018, there were no amounts drawn under the 364-day term loan facility. Subsequent to fiscal year-end, on 3 April 2018, we drew €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) from the 364-day term loan facility, and used these funds to complete the Fermacell acquisition. No further drawdowns are permitted under this term loan facility.

In December 2017, we completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes.  The sale of the senior notes were issued at par with US$400.0 million 4.75% senior notes due 15 January 2025 and US$400.0 million 5.00% senior notes due 15 January 2028. The proceeds from the offering were used for general corporate purposes, including funding the redemption of our 5.875% senior notes due 2023, the repayment of outstanding borrowings under the unsecured revolving credit facility and capital expenditures. We also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition.

In connection with the redemption of 5.875% senior notes due 2023, we recorded a loss on early debt extinguishment of US$26.1 million during the year, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	14

OTHER INFORMATION

Capital Management and Dividends
The following table summarizes the dividends declared or paid in respect of fiscal years 2018, 2017 and 2016:

US$ Millions	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2018 second half dividend	0.30	132.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;

•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;

•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and

•	consider other shareholder returns when appropriate.

Other Asbestos Information
Claims Data

	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	Change %	FY18	FY17	Change %
Claims received	129	129	—	562	557	(1)
Actuarial estimate for the period	144	156	8	576	625	8
Difference in claims received to actuarial estimate	15	27		14	68

Average claim settlement[1] (A$)	231,000	258,000	10	253,000	224,000	(13)
Actuarial estimate for the period[2]	283,000	327,000	13	283,000	327,000	13
Difference in claims paid to actuarial estimate	52,000	69,000		30,000	103,000

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2] This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the quarter and full year ended 31 March 2018, we noted the following related to asbestos-related claims:

•	Claims received were 10% and 2% below actuarial estimates for the quarter and full year, respectively;

•	Claims received during the quarter and full year were flat and 1% higher than prior corresponding periods, respectively;

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	15

OTHER INFORMATION

•	Mesothelioma claims reported for the full year were 5% above actuarial expectations and the prior corresponding period;

•	The average claim settlement for the quarter and full year were 18% and 11% below actuarial expectations, respectively;

•	Average claim settlement sizes were lower for most disease types, including for mesothelioma and asbestosis, compared to actuarial expectations for fiscal year 2018; and

•
The decrease in average claim settlement for the full year versus actuarial estimates was largely attributable to lower average claim settlement sizes for non-large mesothelioma claims, together with favorable large claims experience for the full year.

AICF Funding

On 3 July 2017, we made a payment of A$135.1 million (US$102.2 million) to AICF, representing 35% of our free cash flow for fiscal year 2017. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2017 operating cash flows of US$292.1 million.

We anticipate that we will make a contribution of approximately US$103.0 million to AICF on 2 July 2018. This amount represents 35% of our free cash flow of US$294.2 million as defined by the AFFA. Our free cash flow, as defined by the AFFA, is our operating cash flow per US GAAP in effect during 2006. To reconcile our current year operating cash flow of US$295.0 million to 2006 US GAAP, a US$0.8 million adjustment is required.

From the time AICF was established in February 2007 through 22 May 2018, we have contributed approximately A$1,055.0 million to the fund.

Readers are referred to Notes 2 and 11 of our 31 March 2018 consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	16

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	17

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	Adjusted EBIT margin;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA;

•	Adjusted EBITDA excluding Asbestos;

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and

•	Adjusted return on capital employed ("Adjusted ROCE").

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	18

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents
Adjusted EBIT

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	FY18	FY17
EBIT	$(95.8)	$78.2	$229.2	$393.2
Asbestos:
Asbestos adjustments	192.9	(1.4)	156.4	(40.4)
AICF SG&A expenses	0.6	0.3	1.9	1.5
Fermacell acquisition costs	5.3	—	10.0	—
Adjusted EBIT	$103.0	$77.1	$397.5	$354.3
Net sales	525.9	494.3	2,054.5	1,921.6
Adjusted EBIT margin	19.6%	15.6%	19.3%	18.4%
Adjusted Net Operating Profit

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	FY18	FY17
Net operating (loss) profit	$(57.6)	$44.5	$146.1	$276.5
Asbestos:
Asbestos adjustments	192.9	(1.4)	156.4	(40.4)
AICF SG&A expenses	0.6	0.3	1.9	1.5
AICF interest (income) expense, net	(0.9)	0.3	(1.9)	1.1
Loss on early debt extinguishment	—	—	26.1	—
Fermacell acquisition costs	5.3	—	10.0	—
Tax adjustments[1]	(59.2)	10.9	(47.3)	9.9
Adjusted net operating profit	$81.1	$54.6	$291.3	$248.6

[1] Includes tax adjustments related to Asbestos, loss on early debt extinguishment, and other tax adjustments
Adjusted diluted earnings per share

	Three Months and Full Year Ended 31 March
	Q3 FY18	Q4 FY17	FY18	FY17
Adjusted net operating profit (US$ millions)	$81.1	$54.6	$291.3	$248.6
Weighted average common shares outstanding - Diluted (millions)	443.0	441.4	442.3	443.9
Adjusted diluted earnings per share (US cents)	18	12	66	56

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	19

NON-US GAAP FINANCIAL MEASURES

Adjusted effective tax rate

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	FY18	FY17
Operating (loss) profit before income taxes	$(103.2)	$71.1	$174.3	$367.0
Asbestos:
Asbestos adjustments	192.9	(1.4)	156.4	(40.4)
AICF SG&A expenses	0.6	0.3	1.9	1.5
AICF interest (income) expense, net	(0.9)	0.3	(1.9)	1.1
Loss on early debt extinguishment	—	—	26.1	—
Fermacell acquisition costs	5.3	—	10.0	—
Adjusted operating profit before income taxes	$94.7	$70.3	$366.8	$329.2

Income tax benefit (expense)	45.6	(26.6)	(28.2)	(90.5)
Tax adjustments[1]	(59.2)	10.9	(47.3)	9.9
Adjusted income tax expense	$(13.6)	$(15.7)	$(75.5)	$(80.6)
Effective tax rate	44.2%	37.4%	16.2%	24.7%
Adjusted effective tax rate	14.4%	22.3%	20.6%	24.5%

[1] Includes tax adjustments related to Asbestos, loss on early debt extinguishment, and other tax adjustments
Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	FY18	FY17
EBIT	$(95.8)	78.2	$229.2	$393.2
Depreciation and amortization	23.4	20.7	92.0	83.2
Adjusted EBITDA	$(72.4)	$98.9	$321.2	$476.4
Asbestos:
Asbestos adjustments	192.9	(1.4)	156.4	(40.4)
AICF SG&A expenses	0.6	0.3	1.9	1.5
Adjusted EBITDA excluding Asbestos	$121.1	$97.8	$479.5	$437.5
Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY18	Q4 FY17	FY18	FY17
SG&A expenses	$85.1	$75.9	$311.3	$291.6
Excluding:
AICF SG&A expenses	(0.6)	(0.3)	(1.9)	(1.5)
Fermacell acquisition costs	(5.3)	—	(10.0)	—
Adjusted SG&A expenses	$79.2	$75.6	$299.4	$290.1
Net sales	$525.9	$494.3	$2,054.5	$1,921.6
SG&A expenses as a percentage of net sales	16.2%	15.4%	15.2%	15.2%
Adjusted SG&A expenses as a percentage of net sales	15.1%	15.3%	14.6%	15.1%

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	20

NON-US GAAP FINANCIAL MEASURES

Adjusted Return on Capital Employed ("Adjusted ROCE")

US$ Millions	Full Year Ended 31 March[1]
	FY18	FY17
Numerator
Adjusted EBIT	$397.5	$354.3
Denominator
Gross capital employed (GCE)	1,272.0	1,107.6
Adjustment to GCE	(24.3)	50.3
Adjusted gross capital employed	1,247.7	$1,157.9
Adjusted Return on Capital Employed	31.9%	30.6%

[1] Adjusted ROCE is used to assess annual financial results and therefore is not presented for the three months ended 31 March 2018

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	21

SUPPLEMENTAL FINANCIAL INFORMATION

As set forth in Note 11 of the consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the consolidated financial statements and related notes contained therein.

James Hardie Industries plc
Supplementary Financial Information
31 March 2018
(Unaudited)

US$ Millions	Total Fiber Cement- Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$26.6	$26.6
Restricted short term investments – Asbestos	—	38.4	38.4
Insurance receivable – Asbestos[1]	—	57.9	57.9
Workers compensation asset – Asbestos[1]	—	30.9	30.9
Deferred income taxes – Asbestos	—	382.9	382.9
Asbestos liability[1]	—	1,215.1	1,215.1
Workers compensation liability – Asbestos[1]	—	30.9	30.9
Income taxes payable[1]	50.2	(21.1)	29.1
Asbestos adjustments	—	(156.4)	(156.4)
Selling, general and administrative expenses	(309.4)	(1.9)	(311.3)
Net interest expense	(31.4)	1.9	(29.5)
Income tax expense	(75.3)	47.1	(28.2)
[1] The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	22

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

▪	statements about the Company’s future performance;

▪	projections of the Company’s results of operations or financial condition;

▪	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

▪	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

▪
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2018	23